GORMAN-RUPP
COMPANY
The Pump People


11005585





Annual Report **2010**





COVER: With the lack of available surface water becoming common in California's San Joaquin Valley, water pumped from wells on a farm supplements any available surface water delivered by the California aqueduct into an eight-acre holding pond. This blended water is then pumped into a drip irrigation system by National Pump Company vertical turbine pumps that are able to compensate for fluctuating pond water levels. National Pump Company was acquired during 2010.

Inset Cover Photos: A vertical turbine pump being manufactured to pump water from a large river for a 60,000-acre potato farm in the Pacific Northwest for a center pivot irrigation system *(left photo)*. Three effluent pumps used for pumping non-potable water for a growing community in Arizona *(right photo)*.

Photo Above: National Pump Company pumps supply sprinkler systems for efficient water usage in farm irrigation.

Contents

The Gorman-Rupp Company designs, manufactures and sells pumps and related equipment (pump and motor controls) for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications at ten locations throughout the United States and three locations in other countries, and markets these products through its wholly-owned subsidiaries and a network of over 1,000 distributors, through manufacturers' representatives, through third-party distributor catalogs and by direct sales in the United States, Canada and the world. (See note K – Business Segment Information, page 22.)

Financial HIGHLIGHTS

Year ended December 31, *(Thousands of dollars, except per share amounts)*	2010	2009	% Change
Operating Results			
Net sales	**$296,808**	$266,242	11.5
Net income	**25,963**	18,269	42.1
Return on net sales	**8.7%**	6.9%	–
Financial Position			
Total assets	**$286,707**	$249,424	14.9
Equity	**199,834**	177,612	12.5
Shareholder Information			
Earnings per share	**$1.55**	$1.09	42.2
Dividends paid per share	**0.420**	0.405	3.7
Return on average equity	**13.8%**	10.8%	–

38 Consecutive Years Increased

DIVIDENDS

244 Consecutively Paid Quarters (61 Years)


188
212
232
249
287
06
07
08
09
10
Total Assets
(Millions of Dollars)


128
150
159
178
200
06
07
08
09
10
Equity
(Millions of Dollars)


82.4
88.1
103.2
96.4
116.1
06
07
08
09
10
International Sales
(Millions of Dollars)


0.365
0.388
0.400
0.405
0.420
06
07
08
09
10
Dividends Paid Per Share
($)

Letter To Shareholders

We are pleased to report much improved financial results in 2010 over the previous year. Net sales increased by over 11% while net income increased by over 42%. Earnings per share for 2010 were $1.55 compared to $1.09 in 2009, with sales and earnings per share trending upward throughout the year.

However, it is useful to remember that while improved, this compares to significantly depressed results in 2009 due to the effects of the major recession that still affects our operations and planning. The general economic climate did continue to gain strength throughout the year, helping increase confidence for the purchase of capital goods.

On October 1st we were pleased to complete the addition of National Pump Company to The Gorman-Rupp Company family. National Pump has a 42-year history of producing quality vertical turbine pumps for many markets complementary to our existing product markets. In addition, National brings expanded opportunities in the municipal, commercial, water, petroleum, international and agriculture markets we did not have before. We look forward to working with the National Pump team in the future.

Some additional highlights throughout the year:

- International sales rose to new records of over $116 million and 39% of total sales.
- Completed the Mansfield Division expansion and consolidation project and paid off the short-term loan associated with it.
- Introduced the totally new "Infinity line" of solids-handling submersible pumps.
- Achieved 38 consecutive years of dividend increases, and 61 years of consecutive quarterly dividends to shareholders.
- Implemented a new enterprise resource planning system at several locations to provide for greater information technology capabilities and efficiencies.
- Our safety record continued strong, as Patterson Pump received an award from the Georgia Department of Labor and the National Safety Council for 1,000,000 hours with no lost time accidents, while our Mansfield Division received an award from the Ohio Bureau of Workers' Compensation for 500,000 hours worked in a six-month period without a lost time injury.

After experiencing a very challenging 2009, we had a strong finish to 2010 with all areas of financial performance considerably improved from last year. With the global economy continuing to gradually grow again, a strong order backlog and the full integration of National Pump Company, we are optimistic going into 2011.



James C. Gorman
Chairman



Jeffrey S. Gorman
President and
Chief Executive Officer


SEC MAIL
PROCESSING
RECEIVED
MAR 28 2011
WASH. DC
200
SECTION



Acquisition
National Pump Company

Acquired during 2010, National Pump Company's principal products are vertical turbine line shaft and submersible pumps as well as centrifugal pumps, high pressure booster pumps and packaged pump station systems. National's specialty expertise is in designing, manufacturing and distributing deep-well vertical turbine pumps for industrial process and municipal water supply and for agricultural irrigation supply.

Additionally, National provides specialty pumps for petroleum, mining and OEM applications.

As a leader in the agriculture irrigation market, National Pump Company provides Gorman-Rupp with the opportunity to increase market share in the expanding agricultural market both domestically and internationally.

National Pump Company was founded in 1969 and is headquartered in Glendale, Arizona.

Agriculture
Efficiency and Reliability

For over 40 years, National Pump Company has been a preferred choice in the agricultural irrigation market. National produces the configurations that today's agriculture customers need for a variety of locations and conditions.

Our pumps help farmers provide life-sustaining water in the production of wheat, corn, cotton, soybeans, rice and produce.

Due to strategically located branches throughout the United States, we deliver the right pump to our customers on a timely basis.

Our Mansfield Division produces a full selection of models for animal waste and pit agitation, irrigation, liquid fertilizer, and basic utility and dewatering applications.


Pivot I
Radio 1
Control Panel
Control Panel
Radio 2
Pivot II
Radio
Pivot Pressure (PSIG)
Transducer
Pivot III
Control Panel
Radio 3

International

Expanding Gorman-Rupp Around the World



By maintaining international manufacturing and distribution facilities and shipping to more than 100 countries worldwide, Gorman-Rupp has established an international presence and a reputation for reliability. Our operation in County Westmeath, Ireland machines and assembles pumps primarily for the international fire protection market, while our facility in Leeuwarden, The Netherlands shortens European lead times.



To serve the Canadian market, our St. Thomas, Ontario facility produces a complete line of pumps similar to those manufactured by the Mansfield Division.

With international warehousing facilities strategically located in The Netherlands and Thailand, Gorman-Rupp is positioned to continue to grow internationally.



Creating Engineered Solutions

Municipal

Gorman-Rupp helps municipalities provide residents with clean drinking water every day. Our extensive line of municipal clean water and above- and below-ground wastewater-handling systems includes pumps, motors, controls, piping, and accessories that are typically housed in corrosion-resistant fiberglass enclosures and are ready to install on site.

Gorman-Rupp pressure booster stations and systems are the solution to low water line pressure whenever and wherever it occurs. Gorman-Rupp Auto-Start power pumping stations automatically convert to standby engine power during power failures, protecting municipal water and sewer services and eliminating the need for expensive generator systems.



National Pump provides municipalities with deep-well line shaft and submersible pumps, while Patterson Pump Company's large volume products—such as split-case, centrifugal, axial flow and vertical pumps—allow larger cities to maintain dependable water supplies.

Fire Protection
Setting Global Standards



Patterson Pump Company and its Ireland-based subsidiary manufacture an extensive selection of centrifugal pumps and systems to meet a growing global demand for automatic sprinkler systems, fire hydrants, standpipes, fog systems and deluge systems. Our pumps stand ready to fight fires and their destructive potential in hotels, banks, factories, airports, schools, public buildings and hundreds of other large installations worldwide. Their rugged dependability has made them the preferred choice in numerous large installations around the globe.



Our Mansfield Division produces a line of smaller, high-pressure truck-mounted pumps that allow fire departments to siphon water from pools or ponds when hydrants are not available. To do the same job in even tighter spaces, our American Machine and Tool (AMT) subsidiary produces smaller pumps that are even easier to transport.


Silent Pump

Construction
Innovation and Experience

Gorman-Rupp is a market leader in the construction industry, having numerous pump models designed specifically for construction applications.

Gorman-Rupp built its reputation on the workhorses of the construction pump market–self-priming, centrifugal trash pumps. These dependable, versatile performers help contractors rapidly remove large volumes of water, undeterred by sticks, stones and debris.



Our pumps are used worldwide to remove water from quarries, streams, ditches, foundations and basements. Our submersible models work below the surface and are ideal for dewatering narrow coffer dams and deep excavations, while our diaphragm pumps remove mud and sand-laden water at construction sites.

For contractors requiring smaller pumps, our AMT line of construction pumps–including engine-driven centrifugal and diaphragm pumps in a variety of materials–provide excellent performance and rock-solid dependability.

Current demands for improved infrastructure throughout the world are creating new opportunities in the construction market for Gorman-Rupp.

Flood Control
Leading the Way



Flooding is an ever-present concern in coastal communities and river towns. To protect lives and property, these communities rely on the mammoth flood control pumps manufactured by our Patterson Pump Company subsidiary. These pumps are engineered to move large volumes of water quickly and continuously in capacities ranging from 2,000 to more than 700,000 gallons per minute.



Patterson Pump is one of the few companies in the world that has the facilities, engineering expertise and manufacturing experience to produce pumps of this magnitude.

Designed and built to meet individual customer requirements, our pumps are rigorously tested to provide a powerful, efficient and reliable defense against flooding.



Petroleum
Meeting Customer Demands

Gorman-Rupp is a longtime leader in designing and manufacturing pumps that safely and efficiently handle refined petroleum products such as aircraft fuels, gasoline, fuel oil, petrochemicals and solvents. We continue to be the primary supplier to the aircraft refueler pump market.

For bulk operations, our Roto-Prime® series provides dependable, positive priming and re-priming, along with safe handling of volatile fluids.



As new fuels, new vehicles, and new transportation systems are developed, demanding more complex and more efficient pump designs, Gorman-Rupp engineers continue to design products that will safely and dependably meet new technology requirements.

Setting Standards
OEM & Government



Gorman-Rupp has been providing durable, dependable pumping solutions for OEM applications for more than 75 years. Gorman-Rupp Industries Division, Mansfield Division and Patterson Pump create solutions used in industries ranging from appliance manufacturing and food processing to heating, ventilation and air conditioning (HVAC) equipment, trucking, chemical processing, waste treatment, printing, electronics, water reclamation, solar heating, laser cooling, and automated explosives detection systems for airports.

Patterson Pump Company puts their design and engineering expertise to work helping meet expanding global energy needs, fabricating large turbine exhaust housings for gas power generation equipment for the OEM market.



Gorman-Rupp pumps are an integral part of U.S. military equipment. Our Mansfield Division maintains numerous contracts with major government suppliers, working with all branches of the military.



Industrial
Dependability and Service

Gorman-Rupp industrial pumps consistently handle everything from clear liquids to corrosive, abrasive slurries. The Mansfield Division, Patterson Pump and American Machine and Tool pumps keep steel mills, paper mills, refineries, appliance plants, wineries, mines and hundreds of other facilities running at peak capacity throughout the world.

National Pump's deep-well line shaft and submersible pumps provide efficient solutions for industrial water supply challenges.



Patterson Pump Company, National Pump and AMT serve the plumbing, heating, ventilation and air conditioning (HVAC) and private brand markets.

Gorman-Rupp Industries Division manufactures magnetic drive, bellows metering, centrifugal and oscillating pumps for industrial and OEM applications in the solar heating, appliance, medical, and food service industries.



Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
March 4, 2011

Consolidated Statements of Income

(Thousands of dollars, except per share amounts)	Year ended December 31,		
	2010	**2009**	**2008**
Net sales	**$296,808**	$266,242	$330,646
Cost of products sold	**220,471**	204,469	253,557
Gross profit	**76,337**	61,773	77,089
Selling, general and administrative expenses	**37,378**	35,380	38,101
Operating income	**38,959**	26,393	38,988
Other income	**362**	1,209	2,113
Other expense	**(988)**	(347)	(607)
Income before income taxes	**38,333**	27,255	40,494
Income taxes	**12,370**	8,986	13,297
Net income	**$ 25,963**	$ 18,269	$ 27,197
Earnings per share	**$1.55**	$1.09	$1.63
Average number of shares outstanding	**16,724,582**	16,709,047	16,705,210

See notes to consolidated financial statements.



Consolidated Balance Sheets

(Thousands of dollars)	December 31,	
	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 32,229**	$ 44,403
Short-term investments	**2,017**	1,505
Accounts receivable	**51,996**	37,239
Inventories:		
Raw materials and in-process	**20,128**	22,087
Finished parts	**27,005**	16,026
Finished products	**4,316**	2,393
	51,449	40,506
Deferred income taxes	**2,172**	2,333
Prepaid and other	**3,331**	5,414
Total current assets	**143,194**	131,400
Property, plant and equipment:		
Land	**2,024**	1,259
Buildings	**89,444**	83,293
Machinery and equipment	**124,771**	124,019
	216,239	208,571
Accumulated depreciation	**102,713**	100,048
Property, plant and equipment - net	**113,526**	108,523
Deferred income taxes	**211**	864
Prepaid pension and other	**3,334**	1,387
Goodwill and other intangible assets	**26,442**	7,250
	$286,707	$249,424

See notes to consolidated financial statements.

	December 31, 2010	December 31, 2009
Liabilities and equity		
Current liabilities:		
Accounts payable	**$ 12,042**	$ 8,972
Short-term debt	**25,000**	15,000
Payroll and related liabilities	**7,794**	6,909
Commissions payable	**6,591**	4,348
Accrued expenses	**5,880**	5,098
Accrued postretirement and medical benefits	**2,371**	2,848
Total current liabilities	**59,678**	43,175
Pension benefits	**–**	5,044
Postretirement benefits	**22,241**	22,270
Deferred and other income taxes	**4,954**	1,323
Equity:		
Common shares, without par value: Authorized – 35,000,000 shares; Outstanding – 16,788,535 shares in 2010 and 16,710,535 shares in 2009 (after deducting treasury shares of 523,683 in 2010 and 601,683 in 2009) at stated capital amount	**5,127**	5,100
Additional paid-in capital	**2,400**	498
Retained earnings	**201,735**	182,377
Accumulated other comprehensive loss	**(9,428)**	(11,070)
The Gorman-Rupp Company shareholders' equity	**199,834**	176,905
Noncontrolling interest	**–**	707
Total equity	**199,834**	177,612
	$286,707	$249,424

Consolidated Statements of Equity

(Thousands of dollars, except per share amounts)	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
Balances January 1, 2008	$5,098	$ 299	$151,168	$ (7,125)	$ 520	$149,960
Change in Pension and OPEB measurement date			(837)			(837)
Comprehensive income:						
Net income			27,197		140	27,337
Currency translation adjustments				(3,117)	(42)	(3,159)
Pension and OPEB adjustments (net of income tax expense of $4,864)				(7,581)		(7,581)
Total comprehensive income (loss)	–	–	27,197	(10,698)	98	16,597
Issuance of 4,500 treasury shares	1	156	11			168
Cash dividends - $0.400 a share			(6,682)			(6,682)
Balances December 31, 2008	5,099	455	170,857	(17,823)	618	159,206
Comprehensive income:						
Net income			18,269		75	18,344
Currency translation adjustments				1,750	14	1,764
Pension and OPEB adjustments (net of income tax benefit of $2,831)				5,003		5,003
Total comprehensive income	–	–	18,269	6,753	89	25,111
Issuance of 3,000 treasury shares	1	43	18			62
Cash dividends - $0.405 a share			(6,767)			(6,767)
Balances December 31, 2009	5,100	498	182,377	(11,070)	707	177,612
Comprehensive income:						
Net income			**25,963**		**66**	**26,029**
Currency translation adjustments				**139**	**(46)**	**93**
Pension and OPEB adjustments (net of income tax benefit of $864)				**1,549**		**1,549**
Total comprehensive income	**–**	**–**	**25,963**	**1,688**	**20**	**27,671**
Purchase of noncontrolling interest		**166**		**(46)**	**(727)**	**(607)**
Purchase of 25,000 treasury shares	**(8)**	**(487)**	**(143)**			**(638)**
Issuance of 103,000 treasury shares	**35**	**2,223**	**562**			**2,820**
Cash dividends - $0.420 a share			**(7,024)**			**(7,024)**
Balances December 31, 2010	**$5,127**	**$2,400**	**$201,735**	**$(9,428)**	**$ –**	**$199,834**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Thousands of dollars)	Year ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net income	**$25,963**	$18,269	$27,197
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**10,601**	8,955	7,848
Proceeds from insured loss	**819**	1,305	1,093
Deferred income taxes	**4,166**	2,633	2,675
Changes in operating assets and liabilities:			
Accounts receivable	**(10,618)**	10,961	(944)
Inventories	**(1,223)**	14,979	(3,658)
Accounts payable	**655**	(6,906)	1,716
Commissions payable	**2,243**	(898)	238
Pension benefits	**(4,962)**	(3,248)	2,429
Other	**979**	3,583	(9,197)
Net cash provided by operating activities	**28,623**	49,633	29,397
Cash flows from investing activities:			
Capital additions - net	**(8,310)**	(38,071)	(27,909)
Proceeds from insured loss	**20**	95	428
Redemptions (purchases) of short-term investments	**(512)**	(1,500)	5,586
Proceeds from sale of product line	**–**	1,420	–
Payment for acquisition	**(33,856)**	–	–
Net cash used for investing activities	**(42,658)**	(38,056)	(21,895)
Cash flows from financing activities:			
Cash dividends	**(7,024)**	(6,767)	(6,682)
Proceeds from bank borrowings	**35,000**	24,806	–
Payments to bank for borrowings	**(25,000)**	(9,806)	–
Treasury stock purchase	**(638)**	–	–
Purchase of noncontrolling interest	**(607)**	–	–
Net cash provided by (used for) financing activities	**1,731**	8,233	(6,682)
Effect of exchange rate changes on cash	**130**	800	(1,631)
Net increase (decrease) in cash and cash equivalents	**(12,174)**	20,610	(811)
Cash and cash equivalents:			
Beginning of year	**44,403**	23,793	24,604
End of year	**$32,229**	$44,403	$23,793

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Note A – Summary of Major Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2010 and 2009 consist primarily of certificates of deposit.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends, and other relevant information.

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 82% of inventories at December 31, 2010 and 90% at December 31, 2009 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

Long-Lived Assets

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment, and intangible assets subject to amortization are computed principally by the straight-line method over the estimated useful lives of the assets and are included in cost of products sold and selling, general and administrative expenses based on the use of the assets. The estimated useful life generally ranges from 20 to 50 years for buildings and 5 to 15 years for machinery and equipment. Software is depreciated over 3 to 5 years.

Amortization of intangible assets is determined based on the following lives:

Technology & drawings	15-20 years
Customer relationships	9-10 years
Other intangibles	2-18 years

Long-lived assets, except goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

Goodwill and Indefinite Life Intangible Assets

Goodwill and indefinite life intangible assets recognized in connection with business acquisitions are not amortized to expense. Indefinite life intangible assets primarily consist of trademarks and trade names. Goodwill and indefinite life intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value.

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. A discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company's long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

The Company completed its annual impairment test for each year presented and confirmed no reporting unit was at risk of failing the impairment test for any prior periods presented herein.

Revenue Recognition

Revenue from product sales is recognized when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.

Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2010, 2009 or 2008.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2010, 2009 and 2008 totaled $3.2 million, $2.7 million, and $3.6 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company's product warranty liability are as follows:

	2010	2009	2008
Balance at beginning of year	**$1,863**	$2,048	$1,682
Provision	**1,217**	1,915	3,231
Claims allowed	**(1,537)**	(2,100)	(2,865)
Balance at end of year	**$1,543**	$1,863	$2,048

Foreign Currency Translation

Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Fair Value

The book value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximates their fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts for 2008 and 2009 have been reclassified to conform to the 2010 presentation.

Note B – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $371,000 and $507,000 at December 31, 2010 and 2009, respectively.

Note C – Inventories

The excess of replacement cost over LIFO cost is approximately $47.1 million and $47.6 million at December 31, 2010 and 2009, respectively. Replacement cost approximates current cost. Some inventory quantities were reduced during 2010 and 2009 resulting in liquidation of certain LIFO quantities carried at lower costs from earlier years versus current year costs. The related effect increased net income by $829,000 in 2010 ($.05 per share) and $1.9 million ($0.12 per share) in 2009. Allowances for excess and obsolete inventory totaled $2.7 million and $2.2 million at December 31, 2010 and 2009, respectively.

Note D – Financing Arrangements

Under an unsecured bank loan agreement which matures in November 2011, the Company borrowed $35.0 million with interest at LIBOR plus .75%, adjustable and payable monthly. The borrowing occurred on October 1, 2010 to help finance the acquisition of National Pump Company. At December 31, 2010, $25.0 million was outstanding against this agreement.

Under an unsecured bank line of credit which matures in November 2011, the Company may borrow up to $20.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2010, $18.9 million was available for borrowing after deducting $1.1 million in outstanding letters of credit.

The Company also has a $10.0 million unsecured bank line of credit which matures in May 2011. Interest is payable monthly at LIBOR plus .75%. At December 31, 2010, $6.6 million was available for borrowing after deducting $3.4 million in outstanding letters of credit.

Notes to Consolidated Financial Statements

The financing arrangements described previously contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2010, the Company was in compliance with all requirements.

Interest expense, which approximates interest paid, was $175,000, $170,000 and $45,000 in 2010, 2009 and 2008, respectively.

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to operating leases were $852,000, $741,000 and $762,000 in 2010, 2009 and 2008, respectively.

The future minimum lease payments due under these operating leases as of December 31, 2010 are:

2011	2012	2013	2014	2015	Thereafter	Total
$731	$653	$583	$502	$192	$1,404	$4,065

Note E – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	2010	2009
Currency translation adjustments	**$ 768**	$ 675
Pension and OPEB adjustments (net of income tax benefits of $6,680 in 2010 and $7,544 in 2009)	**(10,196)**	(11,745)
	$ (9,428)	$(11,070)

Note F – Income Taxes

The components of income before income taxes are:

	2010	2009	2008
United States	**$34,593**	$25,213	$35,939
Foreign countries	**3,740**	2,042	4,555
	$38,333	$27,255	$40,494

The components of income tax expense are as follows:

	2010	2009	2008
Current expense:			
Federal	**$ 6,369**	$4,975	$ 8,945
Foreign	**1,064**	734	1,173
State and local	**771**	644	504
	8,204	6,353	10,622
(Continuation)			
Deferred expense (benefit):			
Federal	**4,138**	2,961	$ 2,668
Foreign	**(42)**	(142)	(288)
State and local	**70**	(186)	295
	4,166	2,633	2,675
Income tax expense	**$12,370**	$8,986	$13,297

(Chart continues in next column)

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

	2010	2009	2008
Income taxes at statutory rate	**$13,417**	$9,539	$14,173
State and local income taxes, net of federal tax benefit	**547**	298	519
Tax credits	**(350)**	(300)	(1,232)
IRC Section 199	**(599)**	(216)	(551)
Dividend from foreign subsidiary	**–**	–	884
Lower foreign taxes differential	**(287)**	(261)	(709)
Other	**(358)**	(74)	213
	$12,370	$8,986	$13,297

Deferred tax assets and liabilities consist of:

	2010	2009	2008
Deferred tax assets:			
Inventories	**$ –**	$ 806	$ –
Accrued liabilities	**2,237**	1,775	2,192
Postretirement health benefits obligation	**7,849**	7,793	8,527
Pension	**–**	305	2,632
Other	**1,834**	1,745	864
Total deferred tax assets	**11,920**	12,424	14,215
Deferred tax liabilities:			
Inventories	**391**	–	736
Depreciation and amortization	**11,524**	9,579	5,857
Pension	**2,001**	–	–
Total deferred tax liabilities	**13,916**	9,579	6,593
Net deferred tax assets (liabilities)	**$ (1,996)**	$ 2,845	$ 7,622

The Company made income tax payments of $8.1 million, $6.1 million and $10.8 million in 2010, 2009 and 2008, respectively.

At December 31, 2010, total unrecognized tax benefits were $1.3 million. Of the total, $642,000 of unrecognized tax benefits, if ultimately recognized, would reduce the Company's annual effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	**2009**	**2008**
Balance at beginning of year	**$1,461**	$ 870	$844
Additions based on tax positions related to the current year	**106**	110	174
Additions (reductions) for tax positions of prior years	**149**	665	(1)
Reductions due to lapse of applicable statute of limitations	**(157)**	(184)	(47)
Settlements	**(261)**	–	(100)
Balance at end of year	**$1,298**	$1,461	$870

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2007.

The Company is currently under examination by the Canadian Revenue Agency for tax years ending 2004 - 2006. Management has filed a Competent Authority relief request with both U.S. and Canadian tax authorities to eliminate a double tax treatment dispute. Under the most recent U.S. - Canadian tax protocol, Competent Authority assessments should achieve symmetry under binding arbitration. Any adjustment resulting from Competent Authority resolution of the examination will not have a material impact on the financial position of the Company.

The statutes of limitations in taxing jurisdictions expire in varying periods. The Company has an unrecognized tax benefit of $54,000 which will be recognized if the relevant statute of limitations expires in the next 12 months without the relevant taxing authority examining the applicable return.

The Company resolved income tax filing issues in several states that resulted in a $369,000 reduction which includes taxes, interest, and penalties.

The Company has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries that might be payable if these earnings were repatriated since the Company considers these amounts to be permanently invested.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $310,000 and $391,000 for the payment of interest and penalties at December 31, 2010 and 2009, respectively.

Note G – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan covering a majority of its employees. Additionally, the Company sponsors a defined contribution pension plan at one location not participating in the defined benefit pension plan.

A 401(k) plan that includes a partial Company match is also available. For most United States employees hired after January 1, 2008, an enhanced 401(k) plan is available instead of the Company's defined benefit pension plan. Benefits are based on age and years of service. Employees hired prior to January 1, 2008 were not affected by the change.

Total contributions for the defined contribution pension plan and the 401(k) plan in 2010, 2009 and 2008 were $928,000, $867,000 and $932,000, respectively.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2010 and is expected to remain constant going forward.

The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its financial statements. The following table presents the plan funded status as of the measurement date reconciled with amounts recognized in the Company's consolidated balance sheets *(see table, page 20)*:

	Pension Benefits		Postretirement Benefits	
	2010	2009	2010	2009
Accumulated benefit obligation at end of year	**$50,645**	$48,123	**$23,882**	$23,919
Change in benefit obligation:				
Benefit obligation at beginning of year	**$60,413**	$55,497	**$23,919**	$25,577
Service cost	**2,721**	2,752	**1,107**	1,213
Interest cost	**3,155**	3,403	**1,259**	1,580
Benefits paid	**(5,328)**	(5,554)	**(1,637)**	(1,394)
Effect of foreign exchange	–	–	**46**	103
Actuarial (gain) or loss	**1,904**	4,315	**(812)**	(3,160)
Benefit obligation at end of year	**62,865**	60,413	**$23,882**	$23,919
Change in plan assets:				
Fair value of plan assets at beginning of year	**55,369**	44,076	**$ –**	$ –
Actual return on plan assets	**6,909**	10,647	**–**	–
Employer contributions	**7,200**	6,200	**1,637**	1,394
Benefits paid	**(5,328)**	(5,554)	**(1,637)**	(1,394)
Fair value of plan assets at end of year	**64,150**	55,369	**–**	–
Funded status at end of year	**$ 1,285**	$ (5,044)	**$ –**	$ –
Amounts recognized in the statement of financial position consist of:				
Current liabilities	**$ –**	$ –	**$ (1,641)**	$ (1,649)
Noncurrent assets (liabilities)	**1,285**	(5,044)	**(22,241)**	(22,270)
	$ 1,285	$ (5,044)	**$(23,882)**	$(23,919)
Amounts recognized in accumulated other comprehensive loss consist of:				
Net actuarial (gain) or loss	**$24,673**	$26,826	**$ (7,797)**	$ (7,537)
Deferred tax (benefit) expense	**(9,622)**	(10,408)	**2,942**	2,864
After tax actuarial (gain) or loss	**$15,051**	$16,418	**$ (4,855)**	$ (4,673)

	Pension Benefits		Postretirement Benefits	
	2010	2009	2010	2009
Components of net periodic benefit cost:				
Service cost	**$2,721**	$2,752	**$1,107**	$1,213
Interest cost	**3,155**	3,403	**1,259**	1,580
Expected return on plan assets	**(4,428)**	(3,536)	**–**	–
Recognized actuarial (gain) or loss	**1,576**	2,107	**(574)**	(225)
Net periodic benefit cost	**3,024**	4,726	**1,792**	2,568
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:				
Net loss (gain)	**(2,154)**	(4,903)	**(237)**	(3,160)
Total income (loss) recognized in net periodic benefit cost and other comprehensive income	**$ 870**	$ (177)	**$1,555**	$ (592)

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants. The gain or loss in excess of the greater of 10% of the benefit obligation or the market-related value of assets is amortized on a straight line basis over the average remaining service period of active participants.

	Pension Benefits		Postretirement Benefits	
	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations at December 31:				
Discount rate	**5.00%**	5.60%	**4.85%**	5.50%
Rate of compensation increase	**3.50%**	3.50%	**–**	–
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:				
Discount rate	**5.60%**	6.30%	**5.50%**	6.40%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	**–**	–
Rate of compensation increase	**3.50%**	3.50%	**–**	–

The investment return of the Company's Pension Plan asset allocation will be measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations.

Equities (including all convertible securities) may comprise up to 70% of the Plan's market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Plan's market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the Plan's market value. Cash may constitute zero assets in the account at the manager's discretion. Non-U.S. corporate securities may comprise up to 35% of the Account.

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assessments about the assumptions that market participants would use in pricing assets or liabilities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Total assets at fair value (all mutual funds)	$64,150	$ –	$ –	$64,150

	Pension	
	2010	2009
Asset allocation by category:		
U.S. equity	$22,008	$15,219
Non-U.S. equity	9,668	4,719
Balanced	10,706	8,531
U.S. fixed income	21,753	24,578
Cash and cash equivalents	15	2,322
Total fair value of Plan assets	$64,150	$55,369

Contributions

The Company expects to contribute approximately $6.0 million to its pension plan in 2011.

Expected future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2011	2012	2013	2014	2015	Thereafter
Pension	$2,996	$4,453	$5,446	$5,893	$5,561	$31,948
Postretirement	1,680	1,657	1,626	1,735	1,826	10,926

A one percentage point change in the assumed health care trend would change postretirement expense by approximately $200,000, while changing the benefit obligation by approximately $1.7 million.

Note H – Goodwill and Other Intangible Assets

The major components of goodwill and other intangible assets are as follows:

	2010		2009	
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Amortized intangible assets:				
Customer relationships	**$ 5,274**	**$ 457**	$ 874	$ 267
Technology & drawings	**4,600**	**864**	1,400	731
Other intangibles	**1,563**	**1,266**	1,324	1,168
Total amortized intangible assets	**11,437**	**2,587**	3,598	2,166
Goodwill	**14,672**	**–**	4,798	–
Trade names & trademarks	**2,920**	**–**	1,020	–
Total	**$29,029**	**$2,587**	$9,416	$2,166

Amortization of intangible assets in 2010, 2009 and 2008 was $421,000, $371,000 and $496,000, respectively. Amortization of these intangible assets for 2011 through 2015 is expected to approximate $850,000 per year. The increase in goodwill and other intangible assets in 2010 is related to the acquisition of National Pump Company.

Note I – Flood Insurance Recoveries

The Company maintains insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption.

In September 2009, the Company's Patterson Pump Company subsidiary was damaged by flooding. The Company incurred costs and damages related to the flood of $2.3 million, less a $50,000 insurance deductible. During 2010 and 2009, the Company received reimbursement payments of $839,000 and $1.4 million, respectively.

Note J – Acquisition

On October 1, 2010, the Company acquired substantially all of the assets and certain liabilities of privately-held National Pump Company LLC for a purchase price of approximately $36.6 million, net of cash acquired. The purchase price consisted of cash of $33.9 million and issuance of 100,000 common shares of stock with a fair value of $2.7 million. National Pump Company, founded in 1969, is headquartered in Glendale, Arizona. Its principal products are vertical turbine line shaft and submersible pumps as well as centrifugal pumps, high-pressure booster pumps and packaged pump station systems. National Pump Company's specialty expertise is in designing, manufacturing and distributing deep-well vertical turbine pumps for industrial process water supply, agricultural irrigation supply and municipal water supply. Additionally, it provides specialty pumps for petroleum, mining and OEM applications. National Pump Company operates as a subsidiary of the Company. Pro-forma financial information is not considered material and not presented.

Goodwill is primarily attributable to market synergies and is substantially all deductible for tax purposes.

The final purchase price allocation of the net assets acquired, in millions of dollars, is presented below:

Current assets (net of $3.0 million current liabilities)	$10.9
Property, plant and equipment	6.1
Goodwill	9.9
Intangibles and other assets	9.7
Net assets acquired	$36.6

Note K – Business Segment Information

The Company operates principally in one business segment: the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company's pumps are marketed in the United States and Canada through a network of more than 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. International sales are made primarily through foreign distributors and representatives. The Company sells to more than 100 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

	2010	%	**2009**	%	**2008**	%
United States	**$180,705**	**61**	$169,844	64	$227,423	69
Foreign countries	**116,103**	**39**	96,398	36	103,223	31
Total	**$296,808**	**100**	$266,242	100	$330,646	100

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

The Gorman-Rupp Company is a leading designer, manufacturer and marketer of pumps and related equipment (pump and motor controls) for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company attributes its success to product quality, application and performance combined with delivery and service, and continual development initiatives to improve performance in these key areas.

During 2010, the Company experienced improved incoming orders and financial results compared to depressed 2009 levels, with earnings largely driven by organic revenue and improved operating performance. The Company experienced increased overtime compensation and temporary labor expense during 2010 and began hiring additional employees due to expanding customer demand and requirements for the replacement of retiring employees. Customer order growth continues to be encouraging, but the Company remains cautious until the full economic recovery becomes more evident.

On October 1, 2010 the Company acquired National Pump Company. Its principal products are vertical turbine line shaft and submersible pumps as well as centrifugal pumps, high-pressure booster pumps and packaged pump station systems.

Results of Operations 2010 Compared to 2009

The Company recorded net sales of $296.8 million in 2010 compared to net sales of $266.3 million in 2009, an increase of $30.5 million or 11.5%. The increase in net sales principally resulted from improved business conditions in 2010 compared to the severe economic downturn of 2009, with increases in sales in most of the markets the Company serves. The fourth quarter also includes accretive results of National Pump Company acquired October 1, 2010.

Sales of fire pumps increased $8.5 million from 2009 primarily due to increased growth in international construction activity in oil-producing countries. Other markets experiencing significant increases in 2010 were the municipal market of $7.6 million, the construction and rental market of $7.5 million and the industrial market of $7.2 million. The agriculture market increased $3.1 million due to the acquisition of National Pump Company, while custom pumps increased $2.9 million due to higher levels of water supply projects. Partially offsetting these increases was a decrease in the OEM market of $6.5 million related to power generation.

International sales amounted to $116.1 million in 2010 compared to $96.4 million in 2009, an increase of $19.7 million, representing a 20.4% increase from 2009 levels. International sales represented 39% and 36% of total sales for the Company in 2010 and 2009, respectively. The Company continues to experience positive momentum in the international market due to its emphasis on geographical expansion over the past several years.

The backlog of orders at December 31, 2010 was $107.4 million compared to $93.7 million at December 31, 2009, an increase of $13.7 million or 14.6%. The backlog increase was primarily due to increased orders in the construction, rental and custom pump markets along with the inclusion of National Pump Company's backlog following its acquisition. Partially offsetting these increases were declines in the municipal and OEM markets. The Company expects to ship substantially the entire backlog of orders during 2011.

Cost of products sold in 2010 was $220.5 million compared to $204.5 million in 2009, an increase of $16.0 million or 7.8% primarily due to higher sales volume which resulted in additional material costs of $13.8 million, including increased LIFO expense of $1.6 million as a result of higher inventory levels at some locations and changes in price indexes. Manufacturing costs included increases in production labor costs and benefits of $1.0 million related to higher production levels and depreciation expense of $1.3 million as a result of a full year's depreciation on the new Mansfield manufacturing facility that was occupied in the fourth quarter of 2009. Profit sharing expense increased $940,000 due to higher operating income levels. Partially offsetting these increases is decreased pension expense of $1.2 million due to the rebound in equity markets. As a percent of net sales, cost of products sold was 74.3% in 2010 compared to 76.8% in 2009. Gross profit was $76.3 million in 2010 compared to $61.8 million in 2009, an increase of 23.5%. As a percent of net sales, gross profit was 25.7% and 23.2% in 2010 and 2009, respectively.

Selling, general and administrative (SG&A) expenses in 2010 were $37.4 million compared to $35.4 million in 2009, an increase of $2.0 million or 5.6%. The increase in SG&A expenses is principally due to the inclusion of National Pump Company's expenses for the fourth quarter of 2010. Also, travel and advertising expenses increased $886,000 due to increased participation in trade shows during 2010. Pension expense decreased $558,000 due to the rebound in equity markets. As a percent of net sales, SG&A expenses were 12.6% in 2010 compared to 13.3% in 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other income in 2010 was $362,000 compared to $1.2 million in 2009, a decrease of $838,000 or 69.8% primarily due to gain on the sale of a product line recognized during 2009.

Other expense was $988,000 and $347,000 in 2010 and 2009, respectively. The increase of $641,000 was primarily due to losses recognized on disposal of assets related to the former Mansfield Division facilities.

The effective income tax rate was 32.3% in 2010 compared to 33.0% in 2009.

Net income for 2010 was $26.0 million compared to $18.3 million in 2009, an increase of $7.7 million or 42.1%. As a percent of net sales, net income was 8.7% and 6.9% in 2010 and 2009, respectively.

Earnings per share were $1.55 in 2010 compared to $1.09 in 2009, an increase of $0.46 per share.

Results of Operations 2009 Compared to 2008

The Company recorded net sales of $266.3 million in 2009 compared to record net sales of $330.7 million in 2008, a decrease of $64.4 million or 19.5%. The decline in net sales principally resulted from the severe global recession which negatively impacted sales in most of the markets the Company serves.

The most significant declines in net sales were in the fire protection market of $20.4 million primarily due to the decrease in commercial construction activity, the construction market of $17.0 million and the wastewater market of $14.2 million primarily due to infrastructure-related projects being halted in anticipation of federal stimulus funding. Partially offsetting these decreases was an increase of custom pump sales of $4.0 million related to flood control projects.

International sales amounted to $96.4 million in 2009 compared to $103.2 million in 2008, a decrease of $6.8 million, representing a 6.6% decrease from 2008 levels due primarily to the global economic downturn. The related decline in the value of the U.S. dollar helped keep international sales from declining as much as domestic sales. International sales represented 36% and 31% of total sales for the Company in 2009 and 2008, respectively.

The backlog of orders at December 31, 2009 was $93.7 million compared to $107.8 million at December 31, 2008, a decrease of $14.1 million or 13.1%. The backlog decreased primarily due to a lessening of orders in the original equipment market. Substantially the entire current backlog of orders is expected to ship during 2010.

Cost of products sold in 2009 was $204.5 million compared to $253.6 million in 2008, a decrease of $49.1 million or 19.4%. The decrease in cost of products sold was primarily due to lower sales volume, including a $6.8 million decrease in LIFO expense due to reduced inventory levels resulting in partial liquidation of LIFO quantities. Manufacturing costs included decreases in compensation and payroll taxes of $7.0 million and supplies, patterns and tooling of $1.8 million primarily due to lower production levels. Also, warranty expense decreased $1.3 million due to estimates related to lower sales volume and claims experience, and profit sharing expense decreased $1.0 million related to lower operating income. Partially offsetting these decreases is increased pension expense of $1.6 million resulting from the significant market value declines in the worldwide equity markets in 2008 which resulted in higher pension expense in 2009. As a percent of net sales, cost of products sold was 76.8% in 2009 compared to 76.7% in 2008. Gross profit was $61.8 million in 2009 compared to $77.1 million in 2008, a decrease of 19.8%. As a percent of net sales, gross profit was 23.2% and 23.3% in 2009 and 2008, respectively.

Selling, general and administrative (SG&A) expenses in 2009 were $35.4 million compared to $38.1 million in 2008, a decrease of $2.7 million. The decrease in SG&A expenses is principally due to lower advertising and travel expenses of $1.6 million and supplies of $418,000 as the previous year included expenses related to the Construction Expo and IFAT trade shows held every three years. In addition, the level of these expenses was curtailed in 2009 due to the economic downturn. Professional services decreased $532,000 primarily due to additional expenses in 2008 relating to computer system upgrades. Compensation and payroll taxes decreased $361,000 principally due to reduced headcount and temporary wage reductions. Partially offsetting these decreases are increases in pension expense of $913,000 resulting from the significant market value declines in the worldwide equity markets in 2008 and in health care expense of $217,000 due to increased medical claims and higher medical costs. As a percent of net sales, SG&A expenses were 13.3% during 2009 and 11.5% in 2008.

Other income in 2009 was $1.2 million compared to $2.1 million in 2008, a decrease of $900,000 or 42.9%. Interest income decreased $827,000 primarily due to a decline in interest rates.

Other expense was $347,000 and $607,000 in 2009 and 2008, respectively. The change was primarily due to reduced foreign currency exchange rate losses related to the increase in the value of the Euro and Canadian dollar in relation to the U.S. dollar.

The effective income tax rate was 33.0% in 2009 compared to 32.8% in 2008.

Net income for 2009 was $18.3 million compared to a record $27.2 million in 2008, a decrease of $8.9 million or 32.7%. As a percent of net sales, net income was 6.9% and 8.2% in 2009 and 2008, respectively.

Earnings per share were $1.09 in 2009 compared to $1.63 in 2008, a decrease of $0.54 per share.

Trends

The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with letters of credit.

For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and two of its subsidiaries remain drawn into mass-scale asbestos-related litigation, typically as one of hundreds of co-defendants in a particular proceeding; the vast majority of these cases are against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In forty-three cases, the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by its insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

Management does not currently believe that the small number of legal proceedings arising out of the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company's consolidated results of operations, liquidity or financial condition.

Liquidity and Sources of Capital

Cash equivalents and short-term investments totaled $34.2 million and there was $25.0 million in outstanding bank debt at December 31, 2010. In addition, the Company had $25.5 million available in bank lines of credit after deducting $4.5 million in outstanding letters of credit primarily related to customer orders. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2010.

Capital expenditures for 2011, consisting principally of machinery and equipment, are estimated to be $5 to $8 million and are expected to be financed through internally generated funds and existing lines of credit. During 2010, 2009 and 2008, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and proceeds from a bank loan agreement.

Net cash provided by operating activities was $28.6 million, $49.6 million and $29.4 million for 2010, 2009 and 2008, respectively. As operations improved during the year from the previous year's severe recession, higher sales resulted in increased accounts receivable, inventories, accounts payable and commissions payable during 2010, whereas these items generally declined in 2009.

Cash used for investing activities was $42.7 million, $38.1 million and $21.9 million for 2010, 2009 and 2008, respectively. National Pump Company was acquired in October 2010 for cash consideration of $33.9 million. Total capital expenditures of approximately $58.5 million for the new Mansfield facilities, substantially completed in 2009, have been incurred as of December 31, 2010 - $3.9 million in 2010, $30.7 million in 2009, $21.5 million in 2008 and $2.4 million in 2007.

Net cash provided by (used for) financing activities was $1.7 million in 2010, $8.2 million in 2009 and ($6.7) million in 2008. During 2010, financing activities consisted principally of short-term bank borrowings of $35.0 million used to partially finance the acquisition of National Pump Company, of which $10.0 million was paid back during 2010, with the remaining $25.0 million of borrowings expected to be paid back by the end of 2011. In addition, the Company paid back the outstanding balance of $15.0 million on short-term debt used to partially finance the Mansfield facilities and made payments for dividends of $7.0 million.

On January 27, 2011, the Board of Directors authorized the payment of a quarterly dividend of $0.105 per share, representing the 244th consecutive quarterly dividend paid by the Company and the 38th consecutive year of increased dividends. The dividend yield at December 31, 2010 was 1.3%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The changes in foreign currency translation against the U.S. dollar increased cash by $130,000 in 2010 and $800,000 in 2009, and decreased cash by $1.6 million in 2008.

The ratio of current assets to current liabilities was 2.4 to 1 and 3.0 to 1 at December 31, 2010 and 2009, respectively. Management believes that cash on hand, combined with cash provided by operating activities and existing financing capabilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the payment of quarterly dividends, and principal and interest on debt outstanding.

While the Company currently expects to continue its 61-year history of paying regular quarterly dividends, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company's financial condition and business outlook at the applicable time.

Contractual Obligations

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $852,000, $741,000 and $762,000 in 2010, 2009 and 2008, respectively. The future minimum payments due under these leases as of December 31, 2010 are:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$4,065	$731	$1,236	$694	$1,404

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates.

In preparing these consolidated financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the consolidated financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition

Substantially all of the Company's revenues from product sales are recognized when all of the following criteria are met: persuasive evidence of a sale arrangement exists, the price is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers, and collectability is probable. Product delivery occurs when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial down-grading of credit scores, etc.), the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company's collection history has been good.

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced large write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for the majority of its inventories.

Pension Plans and Other Postretirement Benefit Plans

The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements.

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of December 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on estimated yields of investment grade fixed income investments.

The discount rate used to value pension plan obligations was 5.00% and 5.60% in 2010 and 2009, respectively. The discount rate used to value postretirement obligations was 4.85% and 5.50% at December 31, 2010 and 2009, respectively. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2010 and 2009 was 8.00%. Actual pension plan asset performance will either reduce or increase unamortized losses included in accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2010 and 2009. The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged in 2010 from 2009.

The overall effect of changes noted in the above assumptions will increase (decrease) pension and postretirement expenses.

Income Taxes

The basic principles related to accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns.

Realization of the Company's deferred tax assets is principally dependent upon the Company's achievement of projected future taxable income, which management believes will be sufficient to fully utilize the deferred tax assets recorded.

Goodwill and Other Intangible Assets

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives.

Goodwill and indefinite life intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value. No reporting unit was at risk of failing the impairment test in the years presented herein.

Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.

These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows.

Other Matters

Transactions with related parties are in the ordinary course of business and are not material to the Company's consolidated financial position, net income or cash flows.

The Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities."

The Company is not a party to any long-term debt agreements, or any material capital leases or purchase obligations.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act rules 13[a]–15[f]). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2010. This report is included on the following page.

Jeffrey S. Gorman

Jeffrey S. Gorman

President and Chief Executive Officer

Wayne L. Knabel

Wayne L. Knabel

Chief Financial Officer

March 4, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The Gorman-Rupp Company

We have audited The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of The Gorman-Rupp Company and our report dated March 4, 2011 expressed an unqualified opinion thereon.


Ernst + Young LLP

Cleveland, Ohio
March 4, 2011

Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2010	2009	2008	2007
Operating Results				
Net sales	**$296,808**	$266,242	$330,646	$305,562
Gross profit	**76,337**	61,773	77,089	67,452
Income taxes	**12,370**	8,986	13,297	12,524
Net income	**25,963**	18,269	27,197	22,859
Depreciation and amortization	**10,601**	8,955	7,848	7,597
Interest expense	**175**	170	45	49
Return on net sales (%)	**8.7**	6.9	8.2	7.5
Sales dollars per employee	**304.4**	264.1	302.5	286.9
Income dollars per employee	**26.6**	18.1	24.9	21.5
Financial Position				
Current assets	**$143,194**	$131,400	$134,266	$135,288
Current liabilities	**59,678**	43,175	35,569	33,481
Working capital	**83,516**	88,225	98,697	101,807
Current ratio	**2.4**	3.0	3.8	4.0
Property, plant and equipment - net	**$113,526**	$108,523	$ 80,406	$ 59,970
Capital additions	**8,310**	38,071	27,909	12,826
Total assets	**286,707**	249,424	231,538	211,534
Long-term debt	**-**	-	-	-
Equity	**199,834**	177,612	159,206	149,960
Dividends paid	**7,024**	6,767	6,682	6,503
Average number of employees	**975**	1,008	1,093	1,065
Shareholder Information				
Earnings per share	**$1.55**	$1.09	$1.63	$1.37
Cash dividends per share	**0.420**	0.405	0.400	0.388
Equity per share at December 31	**11.95**	10.63	9.53	8.98
Average number of shares outstanding	**16,724,582**	16,709,047	16,705,210	16,701,175

Summary of Quarterly Results of Operations

(Thousands of dollars, except per share amounts)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2010 and 2009:

Quarter Ended 2010	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	**$ 65,786**	**$15,449**	**$ 4,497**	**$0.27**
Second quarter	**72,380**	**17,286**	**5,656**	**0.34**
Third quarter	**73,953**	**18,655**	**6,155**	**0.37**
Fourth quarter	**84,689**	**24,947**	**9,655**	**0.57**
Total	**$296,808**	**$76,337**	**$25,963**	**$1.55**

2006	2005	2004	2003	2002	2001	2000
$270,910	$231,249	$203,554	$195,826	$195,081	$203,169	$190,384
58,676	47,071	42,425	41,851	41,451	48,108	48,430
8,654	6,235	5,075	4,613	5,267	8,450	8,400
19,072	10,903	9,277	9,787	8,936	14,585	13,796
6,688	6,808	7,179	7,274	7,035	7,128	6,863
41	25	40	56	72	116	183
7.0	4.7	4.6	5.0	4.6	7.2	7.2
258.3	233.3	211.4	196.4	185.1	195.2	186.5
18.2	11.0	9.6	9.8	8.5	14.0	13.5
$120,118	$110,501	$ 96,974	$ 95,718	$ 85,315	$ 90,575	$ 83,745
27,646	28,219	21,112	21,908	19,282	18,103	19,079
92,472	82,282	75,862	73,810	66,033	72,472	64,666
4.3	3.9	4.6	4.4	4.4	5.0	4.4
$ 52,351	$ 51,505	$ 54,812	$ 54,338	$ 57,757	$ 53,895	$ 57,885
7,258	3,189	7,500	3,698	5,765	3,139	11,439
187,540	179,541	165,673	162,395	154,302	149,569	147,337
-	-	-	-	291	-	3,413
128,142	127,048	121,898	117,918	112,912	109,366	101,455
6,126	5,983	5,907	5,809	5,550	5,475	5,322
1,049	991	963	997	1,054	1,041	1,021
$1.14	$0.66	$0.55	$0.58	$0.54	$0.87	$0.82
0.365	0.358	0.354	0.348	0.333	0.328	0.318
7.67	7.61	7.30	7.07	6.77	6.55	6.05
16,696,962	16,692,273	16,686,997	16,681,146	16,675,287	16,708,026	16,761,442

Quarter Ended 2009	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$ 71,598	$15,345	$ 4,506	$0.27
Second quarter	68,345	15,790	4,867	0.29
Third quarter	64,096	16,100	5,177	0.31
Fourth quarter	62,203	14,538	3,719	0.22
Total	$266,242	$61,773	$18,269	$1.09

Board of Directors



James C. Gorman
Chairman
The Gorman-Rupp Company
Elected to Board 1946



Jeffrey S. Gorman
President and
Chief Executive Officer
The Gorman-Rupp Company
Elected to Board 1989



M. Ann Harlan, Esq.
Retired, Vice President
and General Counsel
The J.M. Smucker Company
Elected to Board 2009



Thomas E. Hoaglin
Retired, Chairman, President
and Chief Executive Officer
Huntington Bancshares, Inc.
Elected to Board 1993
(Previous Service 1986 - 1989)



Peter B. Lake, Ph.D.
Chairman and
Chief Executive Officer
SRI Quality System Registrar
Elected to Board 1975



Christopher H. Lake
President and
Chief Operating Officer
SRI Quality System Registrar
Elected to Board 2000



Rick R. Taylor
President
Jay Industries
Elected to Board 2003



W. Wayne Walston, JD
Partner
Beers Mallers Backs & Salin, LLP
Elected to Board 1999

Directors' Committees

Audit Committee
Thomas E. Hoaglin, Chair
Peter B. Lake, Ph.D.
W. Wayne Walston, JD

Pension Committee
Peter B. Lake, Ph.D., Chair
Rick R. Taylor
W. Wayne Walston, JD

Compensation Committee
W. Wayne Walston, JD, Chair
M. Ann Harlan, Esq.
Christopher H. Lake

Governance and Nominating Committee
M. Ann Harlan, Esq., Co-Chair, Governance
Christopher H. Lake, Co-Chair, Nominating
Rick R. Taylor

Corporate Officers

James C. Gorman
Chairman*
Joined the Company June 1949

Jeffrey S. Gorman
President and Chief Executive Officer*
Joined the Company January 1978

David P. Emmens, JD
Corporate Counsel and Secretary*
Joined the Company October 1997

Wayne L. Knabel, CPA
Chief Financial Officer and Treasurer*
Joined the Company March 2008

Ronald D. Pittenger
Vice President, Assistant Treasurer, Assistant Secretary
Joined the Company March 1993

Lee A. Wilkins
Vice President Human Resources
Joined the Company October 1990

**Executive Officer*

Divisions and Subsidiaries

The Gorman-Rupp Company
600 South Airport Road
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1263
www.gormanrupp.com

Gorman-Rupp Pumps Group:

Mansfield Division
600 South Airport Road
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1251
www.grpumps.com

The Gorman-Rupp International Company
600 South Airport Road
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1266

Gorman-Rupp of Canada Limited
70 Burwell Road
St. Thomas, Ontario
N5P 3R7 Canada
Phone 519-631-2870
Fax 519-631-4624
www.grcanada.com

Gorman-Rupp Europe B.V.
Fahrenheitweg 35
8912 AK Leeuwarden,
The Netherlands
Phone 31-58-212-3774
Fax 31-58-213-2057
www.wavopompen.com

Patterson Pumps Group:

Patterson Pump Company
2129 Ayersville Road
P.O. Box 790
Toccoa, GA 30577
Phone 706-886-2101
Fax 706-886-0023
www.pattersonpumps.com

Patterson Pump Ireland Limited
Unit 14 Mullingar Business Park
Mullingar, CO. Westmeath, Ireland
Phone 353-44-934-7078
Fax 353-44-934-7896
www.ie.pattersonpumps.com

Custom Pumps Group:

Gorman-Rupp Industries Division
180 Hines Avenue
Bellville, OH 44813
Phone 419-886-3001
Fax 419-886-2338
www.gripumps.com

American Machine and Tool Co., Inc. of Pennsylvania
400 Spring Street
Royersford, PA 19468
Phone 610-948-3800
Fax 610-948-5300
www.amtpump.com

National Pump Company
7706 North 71st Avenue
Glendale, AZ 85303
Phone 623-979-3560
Fax 623-979-2177
www.nationalpumpcompany.com

Shareholder Information


Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company, NYSE Amex Exchange Index and Peer Group Index
DOLLARS
275
250
225
200
175
150
125
100
75
50
25
0
2006
2007
2008
2009
2010
The Gorman-Rupp Company
NYSE Amex Exchange Index
Peer Group Index

ASSUMES $100 INVESTED ON JANUARY 01, 2006 AND DIVIDENDS REINVESTED THROUGH YEAR ENDING DECEMBER 31, 2010.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company's Common Shares against the cumulative total return of the NYSE Amex Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2006 and ending December 31, 2010. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561— Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., Pentair Inc., Robbins & Myers Inc. and Roper Industries Inc.

Ranges of Stock Prices

The high and low sales price and dividends per share for common shares traded on the NYSE Amex Exchange were:

	Sales Price of Common Shares				Dividends Per Share	
	2010		2009		2010	2009
	High	Low	High	Low		
First quarter	**$28.85**	$22.81	**$32.60**	$14.50	**$.105**	$.100
Second quarter	**30.49**	24.72	**23.96**	18.72	**.105**	.100
Third quarter	**31.47**	24.00	**26.48**	18.44	**.105**	.100
Fourth quarter	**37.40**	26.68	**29.79**	22.37	**.105**	.105

Shareholder information reported by Transfer Agent and Registrar, Computershare Investor Services, LLC, February 23, 2011:

	Holders	Shares
Individuals	1,918	2,576,004
Nominees, brokers and others	125	14,212,531
Total	2,043	16,788,535

An additional 523,683 common shares are held in Treasury.

Annual Meeting

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company's Corporate Headquarters, 600 South Airport Road, Mansfield, Ohio, on April 28, 2011 at 10:00 a.m., Eastern Daylight Time.

Transfer Agent and Registrar

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Phone 800-622-6757
(U.S., Canada, Puerto Rico)
781-575-4735
(Outside the U.S.)

Principal Office

The Gorman-Rupp Company
600 South Airport Road
Mansfield, Ohio 44903

Mailing Address

The Gorman-Rupp Company
P.O. Box 1217
Mansfield, Ohio 44901-1217
Phone 419-755-1011
Fax 419-755-1263

Investor Information Contact

Wayne L. Knabel, CPA
Chief Financial Officer
Phone 419-755-1397
Fax 419-755-1263
Email WLKnabel@gormanrupp.com

Exchange Listing

NYSE Amex Exchange
Symbol GRC

Independent Registered Public Accounting Firm

Ernst & Young LLP
925 Euclid Avenue
Suite 1300
Cleveland, Ohio 44115-1476

Incorporated

April 18, 1934, under the laws of the State of Ohio

SEC Form 10-K

The SEC Annual Report Form 10-K is available free of charge by written request to:

David P. Emmens
Corporate Secretary
The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1477
Fax 419-755-1263

Internet Information

Information about the Company, its U.S. Securities and Exchange Commission filings and its products are available through Gorman-Rupp's web site at: **www.gormanrupp.com**

To Buy or Sell Stock

Stock cannot be purchased or sold directly through The Gorman-Rupp Company. Purchases and sales of the Company's stock generally are made through a securities dealer or through the Dividend Reinvestment Plan offered through Computershare Investor Services, LLC.

In addition, employees of the Company may purchase shares through an Employee Stock Purchase Plan offered through monthly deductions from their paychecks.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

Computershare Investor Services, LLC offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Investors may buy or sell common shares of The Gorman-Rupp Company through Computershare Investor Services, LLC's Open Enrollment Dividend Reinvestment and Stock Purchase Plan. Initial investments may be made from a minimum of $500 to a maximum of $10,000. Any subsequent investments may be made for a minimum of $50 to a maximum of $5,000 per month.

For additional information please contact The Gorman-Rupp Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at Computershare Investor Services, LLC.

Phone 800-622-6757 (U.S., Canada, Puerto Rico)
781-575-4735 (Outside the U.S.)

Direct Dividend Deposit

Gorman-Rupp offers the opportunity to have your dividend directly deposited into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at Computershare Investor Services, LLC.

Phone 800-622-6757 (U.S., Canada, Puerto Rico)
781-575-4735 (Outside the U.S.)

Safe Harbor Statement

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement: This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations about important economic, political, and technological factors, among others, and are subject to risks and uncertainties, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.


GORMAN-RUPP
COMPANY

The Pump People®

GRC
LISTED
NYSE
AMEX